[redacted]

12014427

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 29 2012
Washington DC
123

SEC FILE NUMBER
8- 02018

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2011 (MM/DD/YY) AND ENDING December 31, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gleacher & Company Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1290 Avenue of Americas
(No. and Street)

New York	New York	10104
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bryan Edmiston 212 273 7176
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue 30th Floor	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bryan Edmiston, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gleacher & Company Securities, Inc., as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ANTHONY ADIPIETRO
Notary Public State of New York
No. 01AD6033089
Qualified in Nassau County
Commission Expires Nov. 8, 2013

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent auditor report on internal accounting control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GLEACHER & COMPANY SECURITIES, INC.
(A wholly owned subsidiary of Gleacher & Company, Inc.)
SEC File # 8-02018

STATEMENT OF FINANCIAL CONDITION
December 31, 2011

pwc

GLEACHER & COMPANY SECURITIES, INC.
(A wholly owned subsidiary of Gleacher & Company, Inc.)
SEC File # 8-02018

STATEMENT OF FINANCIAL CONDITION
December 31, 2011

INDEX TO FINANCIAL STATEMENT
DECEMBER 31, 2011

pwc

Report of Independent Auditors

To the Shareholder of
Gleacher & Company Securities, Inc.:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Gleacher & Company Securities, Inc. (herein the "Company") at December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 28, 2012

STATEMENT OF FINANCIAL CONDITION
(In thousands)

		December 31, 2011
ASSETS		
Cash and cash equivalents	$	23,131
Cash and securities segregated for regulatory purposes		4,000
Securities purchased under agreements to resell		1,523,227
Receivables from:		
Brokers, dealers and clearing organizations		58,469
Affiliates		2,870
Others		14,630
Securities owned, at fair value (securities pledged of $1,324,619)		1,324,739
Intangible assets		185
Income taxes receivable		12,639
Deferred tax assets, net		27,012
Other assets		2,000
Total assets	$	2,992,902
LIABILITIES AND SHAREHOLDER'S EQUITY		
Liabilities		
Payables to:		
Brokers, dealers and clearing organizations	$	1,108,664
Affiliates		11,254
Others		361
Securities sold, but not yet purchased, at fair value		184,138
Securities sold under agreements to repurchase		1,478,081
Accrued compensation		24,404
Accounts payable and accrued expenses		5,225
Income taxes payable		2,390
Deferred tax liabilities		297
Total liabilities *(excluding subordinated debt)*		2,814,814
COMMITMENTS AND CONTINGENCIES (Note 11)		
Subordinated debt		801
Shareholder's equity		177,287
Total liabilities and shareholder's equity	$	2,992,902

The accompanying notes are an integral
part of this financial statement

NOTES TO FINANCIAL STATEMENT

NOTE 1. Significant Accounting Policies

Organization and Nature of the Business

Gleacher & Company Securities, Inc. (the "Company"), is a wholly owned subsidiary of Gleacher & Company, Inc. (the "Parent"). The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), is a member of the Financial Industry Regulatory Authority ("FINRA"), the National Futures Association ("NFA"), and various exchanges. The Company provides corporate and institutional clients with strategic and financial advisory services, including merger and acquisition, restructuring, recapitalization, and strategic alternative analysis, as well as capital raising, research based investment analysis and securities brokerage services.

The Company exited the Equities business, effective August 22, 2011. Refer to Note 19 for additional information.

Use of Estimates

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company has defined cash equivalents as highly liquid investments, with original maturities of less than 90 days that are not segregated for regulatory purposes or held for sale in the ordinary course of business.

Securities Transactions

Securities transactions in regular-way trades are recorded on the trade date, as if they had settled.

Securities owned and securities sold, but not yet purchased, are recorded at fair value, which is the price that would be received upon sale of an asset or paid upon transfer of a liability (i.e. the "exit price") in an orderly transaction between market participants at the measurement date. These financial instruments primarily are comprised of holdings in fixed income securities.

Resale and Repurchase Agreements

Transactions involving sales of securities under agreements to repurchase ("repurchase agreements") or purchases of securities under agreement to resell ("resale agreements") are presented on a net-by-counterparty basis when legal right of offset exists and are accounted for as collateralized financing transactions and recorded at their contracted amounts plus accrued interest. The Company is required to provide securities to counterparties in order to collateralize repurchase agreements and receive securities from counterparties as collateral under resale agreements. The Company's agreements with counterparties generally contain contractual provisions allowing for additional collateral to be provided, or excess collateral returned, when necessary. The Company values the collateral daily and retrieves or returns excess collateral from/to counterparties, when appropriate.

Derivative Financial Instruments

Derivative financial instruments are recorded at fair value in the Statement of Financial Condition and are included within Securities owned and Securities sold, but not yet purchased.

Derivatives entered into by the Company include purchase and sale agreements of to-be-announced securities ("TBAs") which are forward mortgage-backed securities whose collateral remains "to-be-announced" until just prior to the trade settlement. The settlement of these transactions is not expected to have a material effect upon the Company's financial statements. Derivatives involve varying degrees of off-balance sheet risk, whereby changes in the level or volatility of

NOTES TO FINANCIAL STATEMENT

interest rates, or market values of the underlying financial instruments may result in changes in the value of a particular financial instrument in excess of its carrying amount.

Intangible Assets

Intangible assets are tested for impairment at the time of a triggering event requiring a re-evaluation, if one were to occur.

Contingencies

The Company is subject to contingencies, including judicial, regulatory and arbitration proceedings, tax and other claims. The Company recognizes a liability related to legal and other claims in Accrued expenses within the Statement of Financial Condition when incurrence of a loss is probable and the amount of the loss is reasonably estimable. The determination of these amounts requires significant judgment on the part of management. Management considers many factors including, but not limited to, the amount of the claim, the amount of the loss, if any, incurred by the other party, the basis and validity of the claim, the possibility of wrongdoing on the part of the Company, likely insurance coverage, previous results in similar cases and legal precedents and case law. Pending legal proceedings and potential claims are reviewed with counsel and the reserve, if any, is adjusted as deemed appropriate by management.

Stock-Based Compensation

The Company is allocated stock-based compensation expense from its Parent which is accounted for in accordance with Accounting Standards Codification ("ASC") 718, "Compensation – Stock Compensation." Such expense has been recorded as a corresponding increase to Shareholder's equity within the Statement of Financial Condition as the Company does not intend to cash settle this allocated expense with the Parent.

Income Taxes

The Company files with its Parent, a consolidated federal and various combined state and local income tax returns and files separate tax returns with certain other states and localities. The income tax provision or benefit is computed on a separate return basis as a member of a controlled group.

Deferred income taxes are determined under the asset and liability method and are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates expected to apply to taxable income in the periods in which the deferred tax liability or asset is expected to be settled or realized. The effect of tax rate changes on deferred taxes is recognized in the income tax provision in the period that includes the enactment date. The Company provides a valuation allowance against deferred tax assets ("DTAs") when it is more likely than not that such DTAs will not be realized.

The Company recognizes tax benefits from uncertain tax positions only when tax positions meet the minimum probability threshold as defined by ASC 740, "Income Taxes," which is a tax position that is more likely than not to be sustained upon examination by the applicable taxing authority. The Company's continuing practice is to recognize interest and penalties related to income tax matters as a component of income tax.

NOTES TO FINANCIAL STATEMENT

NOTE 2. Cash and Cash Equivalents

At December 31, 2011, the Company had $7.7 million in cash equivalents. Cash and cash equivalents of approximately $13.4 million were held at one financial institution.

NOTE 3. Cash and Securities Segregated Under For Regulatory Purposes

In November 2010, the Company began self-clearing its trading activities in U.S. government and certain federal agency obligations (the "Rates business") and is therefore subject to the Customer Protection rules under Rule 15c3-3 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). At December 31, 2011, the Company segregated cash of $4.0 million in a special reserve bank account for the benefit of customers pertaining to the results of the activities of the Rates business and outstanding checks issued to customers and vendors when the Company was previously conducting self-clearing in prior years.

NOTE 4. Resale and Repurchase Agreements

At December 31, 2011, the fair value of financial instruments held as collateral by the Company that it was permitted to deliver or repledge in connection with resale agreements was approximately $1.5 billion, substantially all of which was repledged in the form of repurchase agreements at December 31, 2011.

The following table provides detail on the composition of the outstanding repurchase agreements at December 31, 2011:

(In thousands of dollars)	Overnight	On Demand	Total
Collateral Type			
U.S. Government and federal agency obligations	$ 1,204,641	$ 273,440	$1,478,081

NOTE 5. Receivables from and Payables to Brokers, Dealers and Clearing Organizations

Amounts Receivable from and Payables to brokers, dealers and clearing organizations consists of the following at December 31, 2011:

(In thousands of dollars)	
Fails to deliver	$ 24,654
Deposits with clearing organizations	16,467
Receivable from broker/dealers	14,705
Receivable from clearing organizations	2,643
Total receivables	$ 58,469
Payable to clearing organizations	1,093,518
Fails to receive	15,146
Total payables	$1,108,664

Included within deposits with clearing organizations is a deposit with the Fixed Income Clearing Corporation ("FICC") of approximately $15.2 million related to the Company's self-clearing activities associated with the Rates business.

NOTES TO FINANCIAL STATEMENT

Securities transactions are recorded on their trade date as if they had settled. The related amounts receivable from and payable for unsettled securities transactions are recorded net, by clearing organization, in Receivables from or Payables to brokers, dealers and clearing organizations in the Statement of Financial Condition.

The clearing organizations may re-hypothecate all securities held on behalf of the Company.

NOTE 6. Receivables From and Payables to Others

Amounts Receivable from or Payable to others consist of the following at December 31, 2011:

(In thousands of dollars)		
Interest receivable	$	7,250
Principal paydowns – Agency mortgage-backed securities		4,468
Investment banking and advisory fees receivable		1,713
Loans and advances		280
Other		919
Total receivables from others	$	14,630
Draft payables	$	135
Other		226
Total payables to others	$	361

The Company maintains a group of "zero balance" bank accounts which are included in Payables to others in the Statement of Financial Condition. Drafts payable represent the balance in these accounts related to outstanding checks that have not yet been presented for payment at the bank. The Company has sufficient funds on deposit to clear these checks, and these funds will be transferred to the "zero-balance" accounts upon presentment of these checks.

NOTE 7. Financial Instruments

The Company's financial instruments are recorded within the Statement of Financial Condition at fair value. ASC 820 "Fair Value Measurements and Disclosures" defines fair value as the price that would be received upon the sale of an asset or paid upon the transfer of a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date and establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions market participants would use in pricing the asset or liability based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the reliability of inputs as follows:

Level 1: Quoted prices in active markets that the Company has the ability to access at the reporting date, for identical assets or liabilities. Prices are not adjusted for the effects, if any, of the Company holding a large block relative to the overall trading volume (referred to as a "blockage factor").

Level 2: Directly or indirectly observable prices in active markets for similar assets or liabilities; quoted prices for identical or similar items in markets that are not active; inputs other than quoted prices (e.g., interest rates, yield curves, credit risks, volatilities); or "market corroborated inputs."

Level 3: Unobservable inputs that reflect management's own assumptions about the assumptions market participants would make.

The availability of observable inputs can vary from product to product and is affected by a wide variety of factors, including, for example, the type of product, whether the product is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the

NOTES TO FINANCIAL STATEMENT

degree of judgment exercised by management in determining fair value is greatest for instruments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

ASC 820 also provides (i) general guidance on determining fair value when markets are inactive including the use of judgment in determining whether a transaction in a dislocated market represents fair value, the inclusion of market participant risk adjustments when an entity significantly adjusts observable market data based on unobservable inputs, and the degree of reliance to be placed on broker quotes or pricing services as well as (ii) additional guidance for estimating fair value when the volume and level of activity for the asset or liability have significantly declined and guidance on identifying circumstances that indicate a transaction is not orderly. These provisions have not historically had a material effect on the Company's financial statements.

Fair Valuation Methodology

Cash Equivalents – These financial assets represent cash in banks or cash invested in highly liquid investments with original maturities less than 90 days that are not segregated for regulatory purposes or held for sale in the ordinary course of business. These investments are valued at par, which represent fair value, and are considered Level 1. Refer to Note 2 "Cash and Cash Equivalents" for additional information.

Securities Owned/Securities Sold But Not Yet Purchased – These financial instruments primarily consist of investments in fixed income securities as well as holdings in equity securities.

Fixed income securities include securities traded in active markets, such as U.S. government and federal agency obligations, agency mortgage-backed securities, corporate debt, preferred stock and certain asset and mortgage-backed securities. The U.S. government securities are generally traded in active, quoted and highly liquid markets and are therefore generally classified as Level 1. As there is no quoted market for agency mortgage-backed securities, corporate debt, asset and mortgage-backed securities, and certain preferred stock, the Company utilizes observable market factors in determining fair value. These financial instruments are reported as Level 2. In certain circumstances, the Company may utilize unobservable inputs that reflect management's own assumptions about the assumptions market participants would make. These financial assets are reported as Level 3.

In determining fair value for Level 2 financial instruments, management considers benchmark yields, reported trades for comparable trade sizes, recent purchases or sales of the financial assets, issuer spreads, benchmark securities, bids and offers. These inputs relate either directly to the financial assets being evaluated or indirectly to a similar security (for example, another bond of the same issuer or a bond of a different issuer in the same industry with similar maturity, terms and conditions). Additionally, for certain mortgage-backed securities, management also considers various characteristics such as the issuer, underlying collateral, prepayment speeds, cash flows and credit ratings.

In determining fair value for Level 3 financial instruments, management maximizes the use of market observable inputs when available. Management utilizes factors such as bids that were received, recent purchases or sales of the financial assets, spreads to the yield curve on similar offered financial assets, or comparing spreads to similar financial assets that traded and had been priced through an independent pricing source. The Company generally does not use internally developed valuation models to determine fair value for any holdings other than commercial mortgage-backed securities positions. Management considers its valuation methodologies consistent with assumptions in how other market participants value certain financial assets. These methodologies involve management judgment and lead to a Level 3 classification.

Equity securities traded in active markets are valued at quoted market prices and are reported as Level 1 if they are not subject to legal restrictions on transfer and as Level 2 if they are so restricted. When quoted prices are not available, valuation models are applied to these financial assets. These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the instruments or market and the instruments' complexity. Accordingly, these financial assets are reported as Level 3.

NOTES TO FINANCIAL STATEMENT

Derivatives – In connection with mortgage-backed and U.S. government securities trading, the Company economically hedges certain exposure through the use of TBAs. A TBA is a forward mortgage-backed security whose collateral remains "to-be-announced" until just prior to the trade settlement. TBAs are traded in an active quoted market and therefore generally classified as Level 1.

The following table summarizes the categorization of the financial instruments within the fair value hierarchy at December 31, 2011:

(In thousands of dollars)	Assets at Fair Value			
	Level 1	Level 2	Level 3	Total
Securities owned				
Agency mortgage-backed securities	$ -	$ 1,084,254	$ 1,367	$ 1,085,621
Commercial mortgage-backed securities	-	-	38,154	38,154
U.S. Government and federal agency obligations	5,789	158,775	-	164,564
Other debt obligations	-	-	192	192
Preferred stock	316	-	1,301	1,617
Corporate debt securities	-	14,524	-	14,524
Residential mortgage-backed securities	-	-	18,419	18,419
Collateralized debt obligations	-	-	647	647
Equity securities	889	-	112	1,001
Derivatives	-	-	-	-
Total securities owned, at fair value	$ 6,994	$ 1,257,553	$ 60,192	$ 1,324,739

(In thousands of dollars)	Liabilities at Fair Value			
	Level 1	Level 2	Level 3	Total
Securities sold, but not yet purchased				
U.S. Government and federal agency obligations	$ 158,059	$ 11,796	$ -	$ 169,855
Preferred stock	184	-	730	914
Corporate debt securities	-	12,254	-	12,254
Equity securities	2	-	-	2
Derivatives	1,113	-	-	1,113
Total securities sold, but not yet purchased, at fair value	$ 159,358	$ 24,050	$ 730	$ 184,138

Included below is a discussion of the characteristics of the Company's Level 2 and Level 3 holdings. Unless otherwise stated, fair value of Level 2 assets are determined based upon observable third party information including recent trading activity, broker quotes and other relevant market data as noted above. Fair values for Level 3 assets are based predominantly on management's own assumptions about the assumptions market participants would make.

The Company's agency mortgage-backed securities positions classified as Level 2, of approximately $1.1 billion, have a weighted average loan size of approximately $0.2 million paying interest of 6.2%, with a weighted average FICO score of 700. This portfolio has a weighted average coupon remitting payment of 5.49% and has a weighted average annualized constant prepayment rate of approximately 19.0%. Fair value is determined through a combination of matrix pricing as well as the information noted in the preceding paragraph.

NOTES TO FINANCIAL STATEMENT

The Company's Level 2 net debt securities issued by U.S. Government and federal agency obligations of approximately $147.0 million have a weighted average coupon of 2.3% and a weighted average maturity of 2022.

The Company's net holdings of corporate debt securities classified as Level 2 of approximately $2.3 million have a weighted average credit rating of BBB, have a weighted average issuance year of 2007 and a weighted average maturity of 2017.

The Company's Level 3 agency mortgage-backed securities positions of approximately $1.4 million have a weighted average loan size of $0.1 million paying interest of 6.8%, with a weighted average coupon of 5.5% and a weighted average vintage of 2007.

The Company's portfolio of Level 3 commercial mortgage backed securities of approximately $38.2 million are primarily mezzanine, have a weighted average credit rating of BBB and a weighted average vintage of 2006. Fair value is determined through the use of an internally developed valuation model which considers the performance of underlying collateral including defaults and loss severity experience.

The Company's portfolio of Level 3 non-agency residential mortgage backed securities of approximately $18.4 million are primarily mezzanine, have a weighted average credit rating of CCC and have experienced, on average, a weighted average default rate of 5.9% and 58.6% severity.

The Company's other debt obligations reported as Level 3 include holdings of approximately $0.2 million asset backed securities, paying floating interest rates currently at 2.39%, with a weighted average credit rating of AAA, and a weighted average vintage of 2010.

The Company reviews its financial instrument classification on an annual basis. As the observability and strength of valuation attributes change, the Company may reclassify certain financial assets or liabilities between levels. The Company's policy is to utilize an end-of-period convention for determining transfers in or out of Levels 1, 2 and 3. During the year ended December 31, 2011, there were no transfers between Levels 1 and 2.

The following table summarizes changes in the Company's Level 3 financial instruments for the year ended December 31, 2011:

(In thousands)	Balance at December 31, 2010	Total gains or (losses) (realized and unrealized) (1)	Purchases	Sales	Settlements	Transfers in and/or out of Level 3	Balance at December 31, 2011
Commercial mortgage-backed securities	$ 46,571	$ 4,745	$ 79,432	$ (92,425)	$ (169)	$ -	$ 38,154
Residential mortgage-backed securities	33,604	(625)	28,250	(39,610)	(3,200)	-	18,419
Other debt obligations	5,843	(4)	3,847	(9,431)	(63)	-	192
Agency mortgage-backed securities	806	(64)	1,608	(982)	(1)	-	1,367
Collateralized debt obligations	23,235	18,624	5,488	(46,175)	(525)	-	647
Equities	60	52	-	-	-	-	112
Preferred stock	-	-	1,301	(730)	-	-	571
Total	$ 110,119	$ 22,728	$ 119,926	$ (189,353)	$ (3,958)	$ -	$ 59,462

NOTES TO FINANCIAL STATEMENT

NOTE 8. Derivatives

The Company utilizes derivatives for various economic hedging strategies to actively manage its market and liquidity exposures. The following table summarizes the Company's derivative instruments as of December 31, 2011:

(In thousands of dollars)	Number of Contracts		Notional		Fair Value
Purchase Contracts					
TBA purchase agreements	1	$	589	$	-
Total	1		589	$	-
Sale Contracts					
TBA sale agreements	15	$	358,000	$	(1,113)
Total	15	$	358,000	$	(1,113)

NOTE 9. Intangible Assets

The following table summarizes the changes in the Company's intangible assets for the year ended December 31, 2011:

Intangible assets (amortizable):		*(in thousand of dollars)*
Corporate Credit - Customer relationships		
Gross carrying amount	$	795
Accumulated amortization		(610)
Net carrying amount		185
Total intangible assets	$	185

NOTE 10. Other Assets

Other assets consist of the following at December 31, 2011:

(In thousands of dollars)		
Prepaid expenses	$	1,684
Deposits		120
Other		196
Total	$	2,000

NOTE 11. Commitments and Contingencies

Litigation and Other Claims

Due to the nature of the Company's business, the Company is exposed to risks associated with a variety of legal proceedings and claims. These include litigations, arbitrations and other proceedings initiated by private parties and arising from underwriting, financial advisory, securities trading or other transactional activities, client account activities and employment matters. Third parties who assert claims may do so for monetary damages that are substantial, particularly relative to the Company's financial position. The Company has been in the past, and currently is, subject to a variety of claims and litigations arising from its business, most of which it considers to be routine.

The Company is also subject to both routine and unscheduled regulatory examinations of its business and investigations of securities industry practices by governmental agencies and self-regulatory organizations. In recent years securities firms have been subject to increased scrutiny and regulatory enforcement activity. Regulatory investigations can result in substantial fines being imposed on the Company. In the ordinary course of business, the Company receives inquiries and subpoenas from the SEC, FINRA, state securities regulators and other regulatory organizations. The Company does not always know the purpose behind these communications or the status or target of any related investigation. Some of

these communications have, in the past, resulted in disciplinary actions which have sometimes included monetary sanctions, and in the Company being cited for regulatory deficiencies. To date, none of these communications have had a material adverse effect on the Company's business nor does the Company believe that any pending communications are likely to have such an effect. Nevertheless, there can be no assurance that any pending or future communications will not have a material adverse effect on the Company's business. In addition, the Company is also subject to claims by employees alleging discrimination, harassment or wrongful discharge, among other things, and seeking recoupment of compensation claimed to be owed (whether for cash or forfeited equity awards), and other damages.

The Company recognizes a liability in its financial statements with respect to legal proceedings or claims when incurrence of a loss is probable and the amount of loss is reasonably estimable. However, accurately predicting the timing and outcome of legal proceedings and claims, including the amounts of any settlements, judgments or fines, is inherently difficult insofar as it depends on obtaining all of the relevant facts (which is sometimes not feasible) and applying to them often-complex legal principles. It is reasonably possible that the Company incurs losses pertaining to these matters in the form of settlements and/or adverse judgments and incurs legal and other expenses in defending against these matters. Based on currently available information, the Company does not believe that any current litigation, proceeding, claim or other matter to which it is a party or otherwise involved will result in a material loss or otherwise have a material adverse effect on its financial position.

Other

In the normal course of business, the Company guarantees certain service providers, such as clearing and custody agents, trustees, and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event of non-performance by specified third-party service providers, including subcustodians. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company has historically made no material payments under these arrangements and believes that it is unlikely it will have to make material payments in the future. Therefore, the Company has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties and occasionally other liabilities. The maximum potential amount of future payments that the Company could be required under these indemnifications cannot be estimated. However, the Company has historically made no material payments under these agreements and believes that it is unlikely it will have to make material payments in the future; therefore it has not recorded any contingent liability in the consolidated financial statements for these indemnifications.

The Company is required to maintain a deposit at the FICC in connection with the self-clearing activities associated with the Rates business. The size of the deposit is subject to change from time to time and is dependent upon the volume of business transacted. At December 31, 2011, the Company had a deposit with the FICC of approximately $15.2 million which is recorded within Receivable from brokers, dealers and clearing organizations in the Statement of Financial Condition.

NOTE 12. Related Party Transactions

Advances

The Company periodically provides advances to its Parent and affiliates or receives advances from its Parent and affiliates. Typically, advances are to fund certain operating expenses and capital purchases. These advances are included in Receivables from and Payable to affiliates and related parties on the Statement of Financial Condition.

NOTES TO FINANCIAL STATEMENT

Leases

The Company's headquarters, certain sales offices and certain office and communication equipment are leased by the Parent under noncancellable operating leases, certain of which contain renewal options, free rent periods and escalation clauses. These leases expire at various times through 2025. The Company is charged by the Parent for its share of the lease obligations and other miscellaneous expenses related to the use of such offices. The Company's allocated occupancy expense related to these offices for the year ended December 31, 2011 was approximately $5.1 million.

Future minimum annual lease payments, net of sublease rental income related to offices used by the Company are as follows:

(In thousands of dollars)	Future Minimum Lease Payments	Sublease Rental Income	Net Lease Payments
2012	$ 7,559	$ 1,566	$ 5,993
2013	7,430	1,508	5,922
2014	6,513	860	5,653
2015	5,933	502	5,431
2016	4,977	-	4,977
Thereafter	44,292	-	44,292
Total	$ 76,704	$ 4,436	$ 72,268

Investment Banking and Brokerage Services

From time to time, in the ordinary course of its business, the Company provides investment banking services and brokerage services to MatlinPatterson FA Acquisition LLC ("MatlinPatterson"), a significant stockholder of the Parent, or its affiliated persons or entities.

NOTE 13. Subordinated Debt

A select group of management and highly compensated employees were eligible to participate in the Parent's Deferred Compensation Plan for Key Employees (the "Key Employee Plan"). The employees entered into subordinated loans with the Company to provide for the deferral of compensation and employer allocations under the Key Employee Plan. The accounts of the participants of the Key Employee Plan are credited with earnings and/or losses based on the performance of various investment benchmarks selected by the participants. Maturities of the subordinated debt were based on the distribution election made by each participant, which may be deferred to a later date by the participant. As of February 28, 2007, the Company no longer permits new amounts to be deferred under the Key Employee Plan.

Principal debt repayment requirements, which occur on or about April 15th of each year, as of December 31, 2011, are as follows:

(In thousands of dollars)	
2012	$ 208
2013	185
2014	320
2015	63
2016	25
Total	$ 801

FINRA has approved the net capital treatment of the Company's subordinated debt agreements disclosed above. Pursuant to these approvals, these amounts are allowable in the Company's computation of net capital (see Schedule I – "Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission").

NOTES TO FINANCIAL STATEMENT

NOTE 14. Income Taxes

The deferred tax assets and liabilities consisted of the following at December 31, 2011:

(In thousands of dollars)		
Deferred tax assets, net		
Stock-based compensation	$	17,032
Net operating loss carryforwards		8,151
Uncertain tax positions		831
Accrued liabilities		648
Fixed assets		(575)
Other		925
Total net deferred tax asset before valuation allowance		27,012
Less: valuation allowance		-
Total deferred tax assets, net of valuation allowance	$	27,012
Deferred tax liabilities		
State effect of fixed assets	$	(215)
Other		(82)
Total deferred tax liabilities	$	(297)

No valuation allowance has been provided on the Company's DTAs as it is more likely than not that they will be realized. Such determination is based upon the Company's net cumulative income position, the projection of future taxable income, as well as the Company's ability to carry back net operating losses.

At December 31, 2011, the Company's relative portion of the Parent's consolidated net operating loss carryforwards are $20.1 million which expire between 2023 and 2027. These net operating loss carryforwards have been reduced by the impact of an annual limitation described in Internal Revenue Code Section 382. In general, Internal Revenue Code Section 382 places an annual limitation on the use of certain tax attributes such as net operating losses. The annual limitation arose as a result of an ownership change of the Company's Parent which occurred on September 21, 2007. For state and local tax purposes such net operating loss carryforwards are subject to various apportionment factors and multiple jurisdictional requirements when utilized that have expiration periods between 2 and 17 years.

The Company had approximately $2.1 million of unrecognized tax benefits and $0.3 million for the payment of interest accrued at December 31, 2011.

The Company is subject to U.S. federal income tax as well as income tax of multiple state and local jurisdictions. As of December 31, 2011, with few exceptions, the Company was no longer subject to U.S. federal tax or state and local income tax examinations for years before 2006. The Company has an ongoing audit with New York City and Massachusetts.

NOTES TO FINANCIAL STATEMENT

NOTE 15. Stock-Based Compensation Plans

The Parent has established the 2007 Incentive Compensation Plan ("Incentive Plan") pursuant to which employees of the Company have been awarded stock options, restricted stock, and/or restricted stock units of the Parent, which expire at various times through 2017.

The following is a recap of the Incentive Plan as of December 31, 2011:

Shares authorized for issuance	45,895,900
Share awards used:	
Stock options granted and outstanding	7,459,859
Restricted stock awards granted and unvested	6,092,363
Restricted stock units granted and unvested	6,990,602
Restricted stock units granted and vested	1,541,346
Total share awards used*	22,084,170
Shares available for future awards	23,811,730

*Awards exclude options for 1.0 million shares and 1.0 million shares underlying restricted stock units ("RSUs") granted to the Parent's CEO outside of the Incentive Plan and pursuant to the "employee inducement" award exception of the NASDAQ rules in connection with his hiring in the second quarter of 2011.

The actual tax benefit realized for the tax deductions for stock-based compensation was approximately $8.1 million for the year ended December 31, 2011.

The Incentive Plan provides for awards in a variety of forms, including, incentive stock options (within the meaning of Section 422 of the Internal Revenue Code), nonqualified stock options, restricted stock and restricted stock units. The Incentive Plan imposes a limit on the number of shares of the Parent's common stock that may be subject to awards. On February 6, 2008, the Parent's Board of Directors authorized, and on June 5, 2008, the Parent's stockholders approved, an additional 10,675,000 shares for issuance pursuant to the Incentive Plan. On April 16, 2009, in connection with amending and restating the Incentive Plan, the Parent's Board of Directors authorized and on June 16, 2009, the Parent's stockholders approved an additional 5 million shares for issuance pursuant to the Incentive Plan. An award relating to shares may be granted if the aggregate number of shares subject to then-outstanding awards, under the Incentive Plan and under the pre-existing plans, plus the number of shares subject to the award being granted do not exceed the sum of (i) 25 percent of the number of shares of the Parent's common stock issued and outstanding immediately prior to the grant plus (ii) 15.675 million shares.

NOTES TO FINANCIAL STATEMENT

Options

Options granted by the Parent have been granted with exercise prices not less than market value of the Parent's common stock on the date of grant, as defined, vest over a maximum of five years, and expire five to ten years after grant date.

Unvested options are typically forfeited upon termination of employment. Option transactions for the year ended December 31, 2011 were as follows:

	Shares Subject to Option		Weighted Average Exercise Price
Balance at December 31, 2010	5,825,609	$	3.11
Options granted	4,000,000*		1.75
Options forfeited/expired	(1,365,750)		2.51
Balance at December 31, 2011	8,459,859	$	2.56

*Options granted include options for 1.0 million shares granted to the Parent's CEO pursuant to the "employee inducement" award exception of the NASDAQ rules in connection with his hiring in the second quarter of 2011.

There were no options exercised for the year ended December 31, 2011. At December 31, 2011, the outstanding options for 8.5 million shares had a remaining average contractual term of 4.5 years and an intrinsic value of $0.2 million. At December 31, 2011, outstanding options for 4.0 million shares were exercisable, had a remaining average contractual term of 3.4 years and had an intrinsic value of zero as they were all out of the money.

The following table summarizes information about stock options outstanding at December 31, 2011:

	Outstanding				Exercisable		
Exercise Price Range	Shares	Average Life (years)		Average Exercise Price	Shares		Average Exercise Price
$1.45-$2.00	4,300,000	5.6	$	1.77	99,999	$	1.97
$2.01-$2.50	650,000	4.9		2.49	650,000		2.49
$2.51-$3.00	1,700,000	3.1		3.00	1,448,334		3.00
$3.01-$4.00	1,750,000	3.0		4.00	1,700,000		4.00
$4.01-$7.50	59,859	0.7		5.89	59,859		5.89
	8,459,859*	4.5	$	2.56	3,958,192	$	3.36

*Options outstanding above include options for 1.0 million shares granted to the Parent's CEO pursuant to the "employee inducement" award exception of the NASDAQ rules in connection with his hiring in the second quarter of 2011.

The Black-Scholes option pricing model is used to determine the fair value of options granted. For the year ended December 31, 2011, significant assumptions used to estimate the fair value of share based compensation awards include the following:

	2011*
Expected term**	4.00
Expected volatility	86.90%
Expected dividends	-
Risk-free interest rate	1.20%

* Includes 1.0 million options granted to the Parent's CEO pursuant to the "employee inducement" award exception of the NASDAQ rules in connection with his hiring in the second quarter of 2011.

**The Company utilized the simplified method for calculating the expected term assumption for the year 2011 as prescribed by ASC 718, due to insufficient historical stock option exercise experience.

NOTES TO FINANCIAL STATEMENT

Restricted Stock Awards/Restricted Stock Units

Restricted stock awards and restricted stock units have been valued at the market value of the Parent's common stock as of the grant date and expensed over the service period. The restriction period associated with these awards are typically 3-5 years. Stock compensation expense associated with grants with performance conditions is recognized when it becomes probable that such performance conditions will be achieved. No awards with performance conditions were granted in 2011.

Restricted stock awards/restricted stock units for the year ended December 31, 2011, were as follows:

	Unvested Restricted Stock Awards		Weighted Average Grant-Date Fair Value Restricted Stock	Unvested Restricted Stock Units		Weighted Average Grant Date Fair Value Restricted Stock Units
Balance at December 31, 2010	11,399,354	$	3.60	6,191,334	$	3.22
Granted	2,531,802		1.92	6,547,866*		1.96
Vested	(6,783,593)		3.02	(3,195,351)		2.87
Forfeited	(1,055,200)		2.75	(1,553,247)		2.53
Balance at December 31, 2011	6,092,363	$	3.68	7,990,602	$	2.47

*Unvested RSUs granted include 1.0 million shares underlying RSUs granted to the Parent's CEO pursuant to the "employee inducement" award exception of the NASDAQ rules in connection with his hiring in the second quarter of 2011.

The total fair value of awards vested, based on the market value of the stock on the vest date, during the year ended December 31, 2011 was $21.1 million.

Other

At December 31, 2011, there was approximately $0.5 million, of accrued compensation within the Statement of Financial Condition related to deferred compensation plans provided by the Parent and allocated to the Company, which will be paid out between 2012 and 2016. As of February 28, 2007, the Parent no longer permits new amounts to be deferred under these plans.

NOTE 16. Net Capital Requirements

The Company is subject to the net capital requirements of Rule 15c3-1 promulgated under the Exchange Act (the "Net Capital Rule"), as well as the Commodity Futures Trading Commission's net capital requirements ("Regulation 1.16"), which require the maintenance of a minimum net capital. The Company has elected to use the alternative method permitted by the Net Capital Rule, which requires it to maintain a minimum net capital amount equal to the greater of 2% of aggregate debit balances arising from customer transactions (as defined) or $0.25 million, subject to certain adjustments related to market making activities in certain securities. Based upon the activities of the Company, its minimum requirement under Regulation 1.16 is the same as under the Net Capital Rule. As of December 31, 2011, the Company had net capital, as defined by both the Net Capital Rule and Regulation 1.16, of $76.4 million, which was $76.1 million in excess of the $0.25 million required minimum net capital.

NOTES TO FINANCIAL STATEMENT

NOTE 17. Concentrations of Credit and Liquidity Risk

Concentrations of credit risk can be affected by changes in political, industry, or economic factors. The Company's most significant industry credit concentration is with financial institutions. Financial institutions include other brokers and dealers, commercial banks, finance companies, insurance companies and investment companies. This concentration arises in the normal course of the Company's brokerage, trading, financing, and underwriting activities. To reduce the potential for concentration of risk, credit exposures are monitored in light of changing counter party and market conditions.

The Company may also purchase securities that are individually significant positions within its inventory. Should the Company find it necessary to sell such a security, it may not be able to realize the full carrying value of the security due to the significance of the position sold.

The majority of securities transactions of the customers' of the Company are cleared through third parties under clearing agreements. Under these agreements, the clearing agents settle customer securities transactions, collect margin receivables related to these transactions, monitor the credit standing and required margin levels related to these customers and, pursuant to margin guidelines, require the customer to deposit additional collateral with them or to reduce positions, if necessary.

Refer to Note 11 with the section labeled *"Other"* for additional information regarding credit risks of the Company.

NOTE 18. Fair Value of Financial Instruments

Substantially all of the financial instruments of the Company are reported on the Statement of Financial Condition at market or fair value, or at carrying amounts that approximate fair value, because of their short term nature, with the exception of subordinated debt. Financial instruments recorded at carrying amounts approximating fair value consist largely of Receivables from and Payables to brokers, dealers and clearing organizations, affiliates and others, Securities purchased under agreements to resell and Securities sold under agreements to repurchase. The carrying value of subordinated debt at December 31, 2011, approximated fair value based on current rates available.

NOTE 19. Restructuring

On August 22, 2011, the Board of Directors of the Parent approved a plan to exit the Equities business, effective immediately. The principal reasons for this decision were that the Equities division was an underperforming non-core asset, and that its closure would allow the Company to improve focus and invest in its core competencies. Exiting the Equities business impacted 62 employees.

The following table summarizes the changes in the Company's liability related to this restructuring for the year ended December 31, 2011:

(In thousands of dollars)		
Balance – January 1, 2011	$	-
Restructuring expense		7,094
- Less: Non-cash charges		(1,711)
Payments for severance		(2,578)
Payments for real estate		(247)
Payments for third party vendor contracts		(541)
Payments for legal and other related costs		(590)
Restructuring reserve – December 31, 2011	$	1,427

The restructuring reserve of $1.4 million as of December 31, 2011 is included within Accrued expenses within the Statement of Financial Condition. The majority of this remaining reserve pertains to third party vendor contracts. Payments are expected to be substantially completed over the next 12 months.

NOTES TO FINANCIAL STATEMENT

NOTE 20. Subsequent Events

The Company evaluated subsequent events from January 1, 2012 through February 28, 2012, the date of the issuance of the financial statements. The Company did not have any significant subsequent events to report.

pwc

To the Shareholder of
Gleacher & Company Securities, Inc.:

In planning and performing our audit of the financial statements of Gleacher & Company Securities, Inc. (the "Company") as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC") and Regulation 1.16 of the Commodity Futures Trading Commission (the "CFTC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) and Regulation 1.16, in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

5. Making the periodic computations of minimum financial requirements pursuant to Regulation 1.17.

Because the Company does not carry commodity accounts for customers or perform custodial functions relating to customer's commodity accounts; we did not review the practices and procedures followed by the Company in any of the following:

1. Making the daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations

2. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

pwc

responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined previously

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2011 to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC or both in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 28, 2012